MONTHLY REPORT - NOVEMBER, 2006
                               Global Macro Trust
             The net asset value of a unit as of November 30, 2006
                was $  978.86, up  0.3% from   $ 976.32 per unit
                             as of October 31, 2006.

                                      Managing          Unit
                                        Owner          Holders          Total
Net Asset Value (475,422.760      $   5,018,910     459,145,402     464,164,312
   units) at October 31, 2006
Addition of 7,230.774 units on                0       7,059,545       7,059,545
   November 1, 2006
Redemption of 10,162.088 units on            (0)     (9,947,261)     (9,947,261)
   November 30, 2006
Net Income (Loss) - November, 2006       41,584       1,304,598       1,346,182
                                    -----------  --------------  --------------
Net Asset Value at November 30,   $   5,060,494     457,562,284     462,622,778
   2006
                                    ===========  ==============  ==============
Net Asset Value per Unit at
November 30, 2006 (472,612.717
units inclusive of 121.271
additional units.)                               $       978.86


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 8,957,916     (10,008,806)

      Change in unrealized gain (loss) on open       (7,024,536)     19,748,990
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           194,338         749,403


   Interest income                                    1,881,372      18,707,979

   Foreign exchange gain (loss) on margin               124,951        (294,089)
      deposits

Total: Income                                         4,134,041      28,903,477

Expenses:
   Brokerage commissions                              2,653,429      28,069,515

   20.0% New Trading Profit Share                             0         114,672

   Custody Fees                                               0          52,488

   Administrative expense                               134,430       1,434,003


Total: Expenses                                       2,787,859      29,670,678

Net Income (Loss) - November, 2006                  $ 1,346,182        (767,201)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                    December 8, 2006


Dear Investor:

Global Macro Trust ("GMT") was up 0.26% for November, 2006. Year-to-date the Trust is up 0.08%.

In November, stock index, metals and currency trading were profitable while energy trading was unprofitable. Interest rate and agricultural commodity trading were approximately flat.

Far eastern and U.S. stock markets outperformed Europe in November, and long positions were profitable in indices of China, Hong Kong, Taiwan, Australia, Canada, Spain, Italy and, in the U.S. Long positions were unprofitable in Dutch, French, Swedish, British and Japanese indices. Long positions in German, European and South African indices were flat.

Metals generally resumed their uptrend in November, and long positions were profitable in gold, silver, zinc, lead, nickel and tin. Long positions in copper and aluminum were unprofitable and a long position in Tokyo platinum was flat.

In the currency markets, profits on trading versus the dollar outweighed losses on non-dollar cross rate trading. Long positions versus the dollar were profitable in the euro and the currencies of Australia, New Zealand, Great Britain, Czech Republic, Hungary, Poland, Sweden, India, Korea and Singapore. Long positions in the Canadian and Mexican currencies and short positions in the Japanese, South African, Swiss and Norwegian currencies were unprofitable. A long position in the Brazilian real and a short position in the Turkish lira were flat. In the crosses, profits on long positions in the Australian and New Zealand dollars against the yen and the Hungarian forint versus the euro were outweighed by losses on long positions in the Australian, Canadian and British currencies versus the Swiss franc, the British pound versus the Swedish kroner and the Mexican peso versus the yen. Long positions in the euro versus the Turkish lira and New Zealand dollar versus the euro were flat.

Energy prices rallied back in November, and losses were sustained on short positions in Brent and WTI crude oil, heating oil, gasoline, gas oil and natural gas. Short positions in Tokyo gasoline and kerosene were flat.

In the interest rate sector, interest rates fell and a long position in Canadian government bonds was profitable and small losses were incurred on short positions in Australian and German 3-year notes and short-term European and British rates. Nine other interest rate futures were flat.

In the agricultural commodity sector, profits on grains were offset by losses on tropical soft commodities. In the grains, long positions in corn, Chicago and Kansas City wheat and soybean oil were profitable, and a long position in soybean meal and a short position in soybeans were unprofitable. In the softs, short positions in coffee and sugar were unprofitable, and short positions in cocoa, cotton and rubber were flat.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman